OMB Number       3235-0145
                                        Expires:   August 31, 1991
                                        Estimated average burden
                                        hours per response   14.90

                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                         (Amendment No. 1)*


                                 MOOG INC.
                             (Name of Issuer)


                           Class B Common Stock
                      (Title of Class of Securities)


                                615394-30-1
                              (CUSIP Number)


    Paul N. Edwards, Esq., Phillips, Lytle, Hitchcock, Blaine & Huber,
    3400 Marine Midland Center, Buffalo, N.Y.  14203 (716) 847-7020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              February 8, 1994
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement _X_. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 5.  Interest in Securities of the Issuer

          See Item 6 below.

Item 6.  Contracts, Etc. with Respect to Securities of the Issuer.

          On February 8, 1994, the Estate established a $1,000,000 line of credit with a commercial bank. Any borrowings would be payable on demand, secured by all of the Moog Class A and Class B Common Stock owned by the Estate, and used to pay estate taxes.

Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     2/16/94                       Richard A. Aubrecht
     Date                          Richard A. Aubrecht, Executor


     2/16/94                       Douglas B. Moog
     Date                          Douglas B. Moog, Executor


     2/16/94                       Susan L. Moog
     Date                          Susan L. Moog, Executor